Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4) and related Proxy Statement/Prospectus of S&T Bancorp, Inc. for the registration of shares of its common stock, and to the incorporation by reference therein of our reports dated February 23, 2007, with respect to the consolidated financial statements of S&T Bancorp, Inc. and Subsidiaries, S&T Bancorp, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of S&T Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

February 21, 2008